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NEWS RELEASE

NR10-22

18 October, 2010

Dorato Receives Additional Lucero Trench Results,

Expanding the Zone of Gold and Copper Mineralization,

Cordillera del Condor, NW Peru

Trench intercepts 188 metres grading 2.08 g/t Gold and 0.20% Copper including 48.9 metres grading 3.97 g/t Gold and 0.25% Copper

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce receipt of additional results from Minera Afrodita’s 2010 exploration program at the Lucero Prospect on the Cordillera del Condor Project in Peru.  Trench 755201, situated within a 1.1-kilometer long gold and copper soil geochemical anomaly (with coincident magnetic and electromagnetic geophysical anomaly), was extended significantly toward the northeast and southwest.  Dorato has a right to acquire 100% of Minera Afrodita.

The trench intercepted 188 metres grading 2.08 g/t gold, including 56.9 metres of 3.65 g/t gold and 0.23% copper, and is open toward the southwest.  These results suggest that the discovery zone has significant bulk tonnage gold and copper potential.

Trench 755201 previously returned 41 metres at 3.1 g/t gold and 0.20% copper (news release NR10-20) and was extended in order to determine the distribution and continuity of gold mineralization within the high-priority discovery zone.

“Surface trenching at the Lucero Prospect has exceeded our expectations,” stated Keith Henderson, Dorato’s President and CEO, “The distribution of gold and copper in surface rock and soil geochemistry is highly encouraging and an excellent early-stage indication of gold and copper endowment.  The intensity and continuity of gold and copper mineralization in Trench 755201 indicates that the discovery zone is a high quality drill target and demonstrates the bulk tonnage potential at Lucero.”

Trench Sampling Details

Trench 755201 is located in the south-eastern margin of the Lucero discovery zone and was originally excavated in order to follow up a 9.7 g/t gold soil sample (NR10-15).  Trench 755201 was extended 82.3 metres toward the northeast and 59.4 metres to the southwest and has a total length of 188.0 metres.  Composite chip samples were collected over intervals ranging between 0.1 to 2.0 metres in length along the trench.  Geological mapping indicates that Trench 755201 contains a mix of saprolitic andesite, laterite, granular quartz, and residual soil.  Quartz and hematite/magnetite veins are preserved locally in Trench 755201 and indicate that saprolitic and lateritic units are representative of outcrop and have not been redistributed by colluvial processes.  Gold mineralization is present in varying intensities in all units exposed in Trench 755201.  Gold values range from 0.001 (detection) to 13.34 g/t.  The mean gold value for Trench 755201 is 2.11 g/t.  Copper values range from 0.008% to 0.72% and have a mean value of 0.20%.  Highlights from Trench 755201, including the extensions, are shown in Table 1.  Gold intercepts are illustrated in Figure 1.

Figure 1.  Lucero Exploration Trench 755201.

Trench	FROM	TO	LENGTH	Gold	Copper
Name	(m)	(m)	(m)	(g/t)	(%)
755201	0	188	188	2.08	0.20
Incl.	81.6	188.0	106.4	3.13	0.26
and	106.6	163.5	56.9	3.65	0.23
and	128.6	177.5	48.9	3.97	0.25

Table 1.  Gold and Copper intercepts in Trench 755201 at Lucero.

Figure 2.  Location of Trench 755201 and Lucero rock and soil gold and copper geochemistry.

Exploration at Lucero has delineated a robust multi-element soil and rock sample geochemical anomaly over 700 metres in width (east-west) and over 1,100 metres in length (north-south) over the Lucero target (Fig. 2).  Previous rock sampling results included 10 adjacent rock samples collected over 30 metres of continuous surface sampling that contained grades of up to 11.17 g/t gold and averaged 2.85 g/t gold and 0.37% copper (news release NR09-17).  This anomaly is coincident with airborne geophysical magnetic and electromagnetic data which has been confirmed by gold - copper mineralization discovered by surface rock sampling and trenching. Gold and copper mineralization at Lucero occurs in a hydrothermally-altered package of sedimentary and intrusive rocks.  Significant gold-copper mineralization is also found in massive magnetite replacement and breccia bodies.

Lucero Discovery

Lucero represents just one of a number of high quality gold targets discovered to date within this large, highly prospective land package.  Regional prospecting, using proven techniques, is ongoing.  Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners.  The Lucero target was identified by magnetic and electromagnetic geophysical data combined with preliminary regional geology and stream sediment geochemistry.  The Lucero discovery zone mineralization now forms an extensive gold and copper mineralized zone that extends for over a kilometre.

Significant results to date include a series of 10 continuous chip samples collected over 30 metres grading up to 11.17 g/t gold and averaging 2.85 g/t gold and 0.37% copper (news release NR09-17). Follow-up trenching 350 metres south of this zone, intercepted 41 metres grading 3.08 g/t gold and 0.20% copper in trench 755201 (NR10-20).   That this sampling was completed 350 metres south of and upslope of the rock sampling demonstrates the continuous nature of gold grade at Lucero and suggests that the discovery zone has significant bulk tonnage potential.  An interpretation heavily supported by the results presented here.

Ongoing Work

Prospecting work is ongoing throughout the 1,050 km2 prospective gold-copper belt in Northern Peru.  Airborne geophysical data acquisition is ongoing and is a key component of Minera Afrodita’s strategy.  At the Lucero discovery zone, additional soil and rock sample and trenching results are pending.  These data include results from the expansion of the soil grid and further outcrop sampling over the discovery zone.  Additional exploration work at Lucero focuses on bringing highest quality targets within the discovery zone to the drill testing stage.

Cordillera del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.